EXHIBIT 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2001
	(millions)
Earnings, as defined:	
Net income	$ 663
Income taxes	330
Fixed charges, included in the determination of net income, as below	262
Distributed income of independent power investments	27
Less equity in earnings of independent power investments	81
Total earnings, as defined	$ 1,201
Fixed charges, as defined:	
Interest charges	$ 250
Rental interest factor	7
Fixed charges included in nuclear fuel cost	5
Fixed charges, included in the determination of net income	262
Capitalized interest	31
Total fixed charges, as defined	$ 293
Ratio of earnings to fixed charges	4.10